UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

29355A107

(CUSIP Number)

Daniel S. Loeb Third Point LLC 390 Park Avenue New York NY 10022 (212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Arnold S. Jacobs, Esq. Proskauer Rose LLP 11 Times Square New York NY 10036 (212) 969-3000 March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Point LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 7,528,282
	9	Sole Dispositive Power
	10	Shared Dispositive Power 7,528,282
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,528,282
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.1%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Loeb
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 509,063
	8	Shared Voting Power 7,528,282
	9	Sole Dispositive Power 509,063
	10	Shared Dispositive Power 7,528,282
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,037,345
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Point Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 4,245,636
	9	Sole Dispositive Power
	10	Shared Dispositive Power 4,245,636
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,245,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Point Partners L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 521,440
	9	Sole Dispositive Power
	10	Shared Dispositive Power 521,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 521,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Point Partners Qualified L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 958,628
	9	Sole Dispositive Power
	10	Shared Dispositive Power 958,628
11	Aggregate Amount Beneficially Owned by Each Reporting Person 958,628
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Point Ultra Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 692,583
	9	Sole Dispositive Power
	10	Shared Dispositive Power 692,583
11	Aggregate Amount Beneficially Owned by Each Reporting Person 692,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Schwartz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 51,754
	8	Shared Voting Power
	9	Sole Dispositive Power 51,754
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,754
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.00001 par value (the “Common Stock”) of Enphase Energy, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 201 1st Street, Suite 100, Petaluma, California 94952.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Third Point LLC (the “Management Company”), Daniel S. Loeb (“Mr. Loeb”), Robert S. Schwartz (“Mr. Schwartz”), Third Point Offshore Master Fund, L.P. (“Offshore Master”), Third Point Partners LP (“Partners”), Third Point Partners Qualified LP (“Qualified”), and Third Point Ultra Master Fund L.P (“Ultra” and together with Offshore Master, Partners, and Qualified, the “Funds”, and together with the Management Company, Mr. Loeb, Mr. Schwartz and the other Funds, the “Reporting Persons”).

The Management Company is a Delaware limited liability company that has its principal office at 390 Park Avenue, New York, New York 10022. The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts, including the Funds (collectively, the “Third Point Funds”), and to control the investing and trading in securities of the Third Point Funds.

Mr. Loeb, a citizen of the United States of America, has a business address of 390 Park Avenue, New York, New York 10022. His principal occupation is serving as Chief Executive Officer of the Management Company. Mr. Schwartz, a citizen of the United States of America, has a business address of 1277 Borregas Ave., Sunnyvale, California 94089. His principal occupation is serving as a managing partner of Third Point Ventures, an affiliate of the Management Company.

Offshore Master and Ultra are organized under the laws of the Cayman Islands. Partners and Qualified are organized under the laws of Delaware. The business address of Partners and Qualified is c/o Third Point LLC, 390 Park Avenue, New York, New York 10022, the business address of Offshore Master is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002, and the business address of Ultra is c/o International Fund Services Ireland Ltd., 78 Sir John Rogerson’s Quay, Dublin, Ireland. The principal business of each Fund is to invest and trade in securities and other financial instruments.

During the past five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers or members of the Management Company, has been during the last five years: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Third Point Funds expended an aggregate of approximately $4,583,328 of their own investment capital to purchase the shares of Common Stock in the initial public offering of the Issuer. The Third Point Funds also used their own investment capital to make all subsequent acquisitions of the Common Stock held by them. Each of Mr. Schwartz and Mr. Loeb used their own capital to acquire the shares of Common Stock that each of them personally holds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported by them (the “Shares”) for investment purposes. The Management Company, as investment manager to the Funds, and Mr. Loeb, as Chief Executive Officer of the Management Company, share with each Fund investment power and voting power with respect to the Shares reported by such Fund.

Mr. Schwartz serves as a member of the Issuer’s board of directors (the “Board”), having been designated as a member of the Board by the Funds pursuant to the exercise of certain contractual rights held by the Funds. The other Reporting Persons intend to work with the Board, the Issuer’s management and others to maximize the value of the Issuer. The Reporting Persons intend to review their investments in the Issuer continuously and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares and/or warrants exercisable for shares of Common Stock held by them, or may cause the purchase of additional shares or Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 8,089,099 Shares (representing approximately 20.6% of the Issuer’s outstanding Common Stock), of which 509,063 Shares are owned directly by Mr. Loeb (including for this purpose, 4,026 shares of Common Stock issuable upon the exercise of warrants), 51,754 Shares are owned directly by Mr. Schwartz (including for this purpose, 284 shares of Common Stock issuable upon the exercise of warrants), and 7,528,282 Shares are owned by the Third Point Funds (including for this purpose, 79,353 shares of Common Stock issuable upon the exercise of warrants). The Shares owned by the Third Point Funds may be deemed to be beneficially owned by the Management Company and Mr. Loeb.

(b) The Management Company as investment manager to the Funds, and Mr. Loeb, as Chief Executive Officer of the Management Company, share with each Fund investment power and voting power with respect to the Shares reported by such Fund. Mr. Loeb and Mr. Schwartz also hold Shares over which they each have sole investment power and sole voting power.

(c) On March 29, 2012, the registration of the Issuer’s Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) was declared effective by the Securities and Exchange Commission. On March 30, 2012, the Management Company, on behalf of certain Third Point Funds, effected the following purchases of shares of Common Stock in the open market:

Price per Share	Number of Shares Purchased
$7.64	37,049
$7.92	74,565
$7.94	50,000
$8.05	948,386

As purchasers in the initial public offering of the Issuer’s Common Stock, on April 4, 2012, the Funds purchased shares of Common Stock at a price of $6.00 per share, as follows: Offshore Master purchased 432,473 shares, Partners purchased 27,371 shares, Qualified purchased 140,953 shares and Ultra purchased 163,091 shares.

On April 4, upon the closing of the Issuer’s initial public offering, the convertible securities beneficially owned by the Reporting Persons, including all shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, as well as certain 9% Junior Convertible Secured Notes due 2014, were automatically converted into an aggregate of 6,494,941 shares of Common Stock.

(d) Other than the Third Point Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of April 9, by and between the Reporting Persons.

2. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, that was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Depomed, Inc. and that is incorporated herein by reference.

3. Power of Attorney granted by Robert S. Schwartz in favor of James P. Gallagher, William Song and Joshua L. Targoff dated March 29, 2012.

S  I  G  N  A  T  U  R  E

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: April 9, 2012

THIRD POINT LLC	THIRD POINT ULTRA MASTER FUND L.P.
By: Daniel S. Loeb, Chief Executive Officer	By: Daniel S. Loeb, authorized person of the General
Partner

/s/ William Song	/s/ William Song
Name: William Song	Name: William Song
Title: Attorney-in-Fact	Title: Attorney-in-Fact

THIRD POINT PARTNERS QUALIFIED LP
By: Daniel S. Loeb, authorized person of the General	DANIEL S. LOEB
Partner

/s/ William Song	/s/ William Song
Name: William Song	Name: William Song
Title: Attorney-in-Fact	Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.
By: Daniel S. Loeb, authorized person of the General	ROBERT S. SCHWARTZ
Partner

/s/ William Song	/s/ William Song
Name: William Song	Name: William Song
Title: Attorney-in-Fact	Title: Attorney-in-Fact

THIRD POINT PARTNERS LP
By: Daniel S. Loeb, authorized person of the General
Partner

/s/ William Song
Name: William Song
Title: Attorney-in-Fact